Calculation of Filing Fee Tables
S-8
ECOLAB INC.
Table 1: Newly Registered Securities
	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
1	Debt	Deferred Compensation Obligations	Other			$ 30,000,000.00	0.0001476	$ 4,428.00
Total Offering Amounts:						$ 30,000,000.00		$ 4,428.00
Total Fee Offsets:								$ 0.00
Net Fee Due:								$ 4,428.00
Offering Note
[1]	The Deferred Compensation Obligations to which this Registration Statement relates arise under the Ecolab Mirror Savings Plan, as amended and restated effective as of January 1, 2022 (the "Plan"), to pay up to $30,000,000 of deferred compensation from time to time in the future pursuant to compensation deferral elections made by participants in the Plan in accordance with the terms of the Plan.